UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2026

Azul Announces Risk Rating Report Update

São Paulo, March 4, 2026 - Azul S.A., "Azul" or “Company”, (B3:AZUL53, OTC:AZLUY), hereby informs the market, in compliance with the provisions of CVM Resolutions No. 44, of August 23, 2021, as amended, and No. 80, of March 29, 2022, as amended, that Fitch Ratings has released a report on the Company, assigning final ratings of “B-” and “BBB-(bra)” to Azul, with a stable outlook, as well as a “B-” rating, with a Recovery Rating of “RR4,” to the USD1.375 billion exit finance notes.

According to Fitch, the assigned “B-” rating reflects the material improvement in Azul’s credit metrics following a 42% debt haircut and reductions in fleet and leasing costs, resulting in a more efficient cost structure and significant deleveraging.

Azul reinforces its commitment to complying with the disclosure rules for periodic and occasional information and other information of interest to the market applicable to publicly traded companies, guaranteeing its wide and immediate dissemination and equal treatment to all, in order to avoid any type of asymmetric information that could harm its investors.

About Azul

Azul S.A. (B3:AZUL53, OTC:AZLUY), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to 137 destinations. With an operating fleet of approximately 170 aircraft and more than 15,000 crew members, the Company operates a network of 250 nonstop routes. Azul was ranked by Cirium, a leading aviation analytics company, as the 2nd most on-time airline in the world in 2023. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 5, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer